FORM 27

MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer:

Paramount Energy Trust

500, 630 – 4th Avenue SW

Calgary, Alberta T2P 0J9

ITEM 2 Date of Material Change:

March 23, 2005

ITEM 3 News Release:

A news release was issued on March 23, 2005.

Item 4 Summary of Material Change:

Paramount Energy Trust (“PET” or the “Trust”) (TSX – PMT.UN) has entered into an agreement to acquire natural gas producing properties in Northeast Alberta (the “Acquisition”) for $290 million, subject to closing adjustments.  The Acquisition is expected to close no later than May 17, 2005 with an effective date of January 1, 2005.

The 100% natural gas assets being acquired are located in close proximity to the Trust’s Northeast Alberta Core Areas but well outside the defined boundaries of the Alberta Energy and Utilities Board (“AEUB”) gas over bitumen area of concern.  The assets are an excellent fit with PET’s existing operations and will be managed from the Trust’s Athabasca field office.  BMO Nesbitt Burns is acting as financial advisor to PET on the Acquisition.

Item 5 Full Description of Material Change:

Paramount Energy Trust has entered into an agreement to acquire natural gas producing properties in Northeast Alberta (the “Acquisition”) for $290 million, subject to closing adjustments.  The Acquisition is expected to close no later than May 17, 2005 with an effective date of January 1, 2005.

The 100% natural gas assets being acquired are located in close proximity to the Trust’s Northeast Alberta Core Areas but well outside the defined boundaries of the Alberta Energy and Utilities Board (“AEUB”) gas over bitumen area of concern.  The assets are an excellent fit with PET’s existing operations and will be managed from the Trust’s Athabasca field office.  BMO Nesbitt Burns is acting as financial advisor to PET on the Acquisition.

As a result of the Acquisition, the Trust’s current daily production of 122 MMcf/d will increase by 40% to 170 MMcf/d and PET’s proved plus probable reserves will increase by 44% to 337 Bcf. The Acquisition will result in an increase of approximately 19% to PET’s estimated cash flow per Trust Unit on a pro forma basis for the second half of 2005 and approximately 24% for 2006.  In addition, the Acquisition is 22% accretive to current production per Unit and 26% accretive to reserves per Unit as at January 1, 2005.

This highly accretive transaction will reduce PET’s projected 2005 payout ratio to approximately 75% of estimated cash flow which significantly enhances the sustainability of PET’s current level of monthly distributions of $0.22 per Trust Unit.

It is expected that this level of monthly distributions will be sustainable for at least the remainder of the next three years assuming:

1.

the successful closing of the Acquisition prior to May 17, 2005;

2.

PET’s current hedging and gas marketing portfolio and the current forward market for natural gas prices;

3.

PET’s continued successful development of its inventory of undeveloped land; and

4.

no additional benefits from future acquisitions.

Sue Riddell Rose President and Chief Operating Officer of the Trust commented, “We are extremely excited to have achieved another milestone in our strategy of consolidating the shallow gas production in Northeast Alberta.  It is not often that we are able to crystallize on an opportunity as synergistic with our existing operations and business plan as today’s major acquisition.”

ACQUISITION HIGHLIGHTS

•

Current average daily production of approximately 48 MMcf/d (8,000 BOE/d; 100 per cent natural gas);

•

103.8 Bcf (17.3 MMBOE) of proved plus probable reserves, as evaluated by the Trust’s internal engineers, as at January 1, 2005 (131.7 Bcf (22.0 MMBOE) of proved plus probable reserves as evaluated by the Vendor’s third party independent engineering consultants);

•

Proved reserves are 81% of PET’s estimated proved plus probable reserves and proved developed producing reserves are 100% of PET’s internal proved reserve estimate;

•

Favorable transaction metrics of $33,750 per flowing BOE of production at January 1, 2005 (48 MMcf/d) and $15.61 per proved plus probable BOE based on PET’s internal reserve estimates; excluding $20 million assigned to undeveloped land and seismic;

•

Approximately 412,160 net acres of undeveloped land at an average 80% working interest;

•

Average 2004 operating costs of $0.85 per Mcf enhance PET’s high field netbacks and reduce the Trust’s overall operating costs per Mcf by approximately 3%; and

•

Monthly cash flow from operations of approximately $6 million per month at current natural gas prices.

Other operational highlights include:

•

A licensed copy of a minimum of 4,627 km of seismic to assist the Trust in the ongoing identification and evaluation of the multi-zone upside potential associated with these assets;

•

High working interest of approximately 72%;

•

Operatorship in excess of 75%;

•

The Acquisition includes various working interests in 17 gas plants through which the acquired production is processed as well as numerous booster compressor stations;

•

The majority of the gas is uncontracted and therefore available for PET to market or hedge as opportunities in the forward market arise.

BENEFITS TO PET UNITHOLDERS

•

Significant accretion of approximately 19% to PET’s cash flow per Trust Unit on a pro forma basis for the second half of 2005 and approximately 24% for 2006. The accretion figures are based on PET’s engineering assessment of proved developed producing reserves of the Acquisition at current forward commodity prices including the Trust’s hedging and PET’s base forecast for 2006 including reinvestment of 15% of consolidated cash flow in development activities on pre-Acquisition assets;

•

Accretion of 22% and 26% in current production per Trust Unit and reserves per Trust Unit as at January 1, 2005, respectively;

•

Maintains and reinforces PET’s natural gas focus;

•

Provides additional production diversification outside of the AEUB gas over bitumen area of concern;

•

Technically synergistic with PET’s existing NE Alberta shallow gas asset base;

•

The facilities and equipment being acquired are consistent with PET’s existing shallow gas assets providing for the opportunity to utilize existing equipment inventory in the future;

•

Uncontracted gas production brings additional flexibility to PET’s natural gas price management program;

•

Although the Trust anticipates some staff additions to our core asset teams, very little incremental G&A will be required to manage and optimize the properties.

NE ALBERTA ASSETS

Area	Properties	Production/Reserves(1)(2)	Characteristics
Teepee	Liege, Woodenhouse	17.0 MMcf/d Proved: 31.0 Bcf P+P: 38.6 Bcf	Grand Rapids, Viking, Clearwater, Wabiskaw, Wabamun and Grosmont production; 252,322 net acres with an average 90% interest
Marten Hills	Mistahae, Marten Hills	11.7 MMcf/d Proved: 20.6 Bcf P+P: 24.8 Bcf	Grand Rapids, Viking, Clearwater and Wabiskaw production; 39,460 net acres with an average 96% interest
Cherpeta	Cherpeta, Calling Lake, Wandering River	17.0 MMcf/d Proved: 28.8 Bcf P+P: 35.9 Bcf	Wabamun, Mannville group and Viking production; 81,802 net acres with an average 55% working interest.
Darwin	Darwin	2.3 MMcf/d Proved: 3.5 Bcf P+P: 4.4 Bcf	Bluesky production; 38,576 net acres with an average 84% working interest.
Total		48.0 MMcf/d Proved: 83.9 Bcf P+P: 103.8 Bcf	269,351 net developed acres and 412,160 net undeveloped acres for total land holdings of 283,933 net acres.

(1)

Reserve volumes are per PET’s internal evaluation as at January 1, 2005. “P+P” are proved plus probable reserves.

(2)

Production volumes are March 2005 estimate.

FINANCING

The acquisition price of $290.0 million, prior to adjustments, will be funded through a combination of bank debt, an issue of Trust Units and an issue of convertible debentures (the “Offering”).  In conjunction with the acquisition, PET has entered into an agreement to sell on a bought deal basis, 9,500,000 subscription receipts (“Subscription Receipts”) at a price of $16.85 each for gross proceeds of approximately $160 million, and $80 million of 6.25% convertible extendible unsecured subordinated debentures (“Debentures”) to a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc.  PET has also granted the underwriters an option to purchase up to an additional $20 million of Debentures on the same terms as above.  Closing is expected to occur on or about April 26, 2005.

Each Subscription Receipt represents the right to receive one Trust Unit on the closing of the Acquisition.  The proceeds from the Offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before June 30, 2005, the net proceeds will be released to PET and used to pay part of the purchase price of the Acquisition.  If the Offering closes before the Acquisition closes, holders of Subscription Receipts will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the Offering and the closing of the Acquisition.  If the Acquisition fails to close by June 30, 2005 or the Acquisition is terminated at an earlier time, the escrow agent will return the issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 6.25%, a final maturity date, if extended, of June 30, 2010, and will be convertible into the trust units of PET at a price of $19.35 per Trust Unit.  The initial maturity date of the Debentures will be June 30, 2005, with an automatic extension to June 30, 2010 upon the closing of the Acquisition.  If the Acquisition does not close on or before June 30, 2005, or if the Acquisition is terminated at an earlier time, the Debentures will mature on the initial maturity date.  The Debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on June 30, 2005.

UPDATED 2005 GUIDANCE

Incorporating this Acquisition and current natural gas prices, PET herein provides updated estimates of operating and financial performance for the second half of 2005.

Annual 2005	July 1 to December 31, 2005

		Previous Guidance	New Guidance (1)	Previous Guidance	New Guidance (1)
Natural Gas Production	(MMcf/d)	120	148	118	160

Gas Prices
AECO Monthly Index	($/GJ)	$7.10	$7.30	$7.75	$7.75
PET Realized	($/Mcf)	$7.50	$7.77	$8.15	$8.15

Cash Flow	($ millions)	$205	$258	$113	$150
Cash Flow per Unit	($/Unit/Month)	$0.260	$0.294	$0.286	$0.340

Payout Ratio		85%	75%	77%	65%

Ending Debt to Cash Flow Ratio (4)	Times	1.0	0.9	0.9	0.9

Notes:

1.

The updated 2005 guidance reflects the results of the Acquisition. Cash flow from the January 1, 2005 effective date to closing, estimated at $20 million will be recorded as a reduction in the purchase price.

2.

Cash flow incorporates royalty adjustments for gas over bitumen shut-in gas

3.

Includes forward gas prices as of March 21, 2005 gas prices, PET hedging activity and physical forward sales and PET contracts but no future acquisitions

4.

Calculated as ending net debt including convertible debentures as debt divided by annualized cash flow

ITEM 6 Filing on a Confidential Basis:

Not applicable

ITEM 7 Omitted Information:

None

ITEM 8 Senior Officers:

Susan L. Riddell Rose, President and Chief Operating Officer

Gary C. Jackson, Land, Legal and Acquisitions

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Fax: (403) 269-4444

Phone: (403) 269-4400

ITEM 9 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 23 day of March 2005.

PARAMOUNT ENERGY TRUST

“Signed”

Cameron R. Sebastian, Vice President, Finance & Chief Financial Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.